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                                  UNITED STATES                                           OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549                                      --------------------

                                                                                           OMB Number:
                                                                                            3235-0058

                                                                                       --------------------
                                   FORM 12B-25
                                                                                        Expires: March 31,
                                                                                              2006

                                                                                       --------------------

                                                                                        Estimated average
                           NOTIFICATION OF LATE FILING                                   burden hours per
                                                                                         response. . .2.50
(Check One): Form 10-K Form 20-F Form 11-K |X| Form 10-Q Form N-SAR Form N-CSR         --------------------

                      For Period Ended: September 30, 2004
                                        -----------------------                  --------------------------

                       [ ] Transition Report on Form 10-K                             SEC FILE NUMBER
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K                                000-21235
                       [ ] Transition Report on Form 10-Q                        --------------------------
                       [ ] Transition Report on Form N-SAR
                                                                                 --------------------------
              For the Transition Period Ended: ___________________
                                                                                       CUSIP NUMBER
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN. If the notification relates to a              54908P104
portion of the filing checked above, identify the Item(s) to which the           --------------------------
notification relates:
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PART I - REGISTRANT INFORMATION

LoyaltyPoint, Inc.
------------------
Full Name of Registrant

BarPoint.com, Inc.
------------------
Former Name if Applicable

3885 Crestwood Parkway, Suite 550
---------------------------------
Address of Principal Executive Office
 (Street and Number)

Duluth, GA 30096
----------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         LoyaltyPoint, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 cannot be filed until last minute revisions to the Report have been completed.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Jeffrey S. Benjamin              (770) 638-5101
                 -------------------              --------------
                       (Name)              (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenue for the quarter ended September 30, 2004 was $15,755,321 as compared to $394,598 for the quarter ended September 30, 2003. LoyaltyPoint, Inc. will have a net loss for the quarter ending September 30, 2004 of $2,796,713 as compared to a net loss of $3,148,005 for the quarter ended September 30, 2003. The difference in revenue and net loss are primarily attributable to the acquisition of certain assets of The National Scrip Center, Inc. which was completed on January 9, 2004.
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                               LoyaltyPoint, Inc.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           November 15, 2004                By   /s/  Jeffrey S. Benjamin
    -----------------------------------------       -------------------------
                                                    Jeffrey S. Benjamin,
                                                    Chief Financial Officer


ATTENTION INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).






G:\LoyaltyPoint\SEC Documents\Form 12b-25 Q-3.doc